The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226
September 7, 2017
By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:     Lyn Shenk, Branch Chief
Division of Corporation Finance

Re:	The Brink’s Company Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 24, 2017 File No. 001-09148
Dear Mr. Shenk:
As Executive Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated August 24, 2017 (the “Commission Comment Letter”).
Set forth below is the response of the Company to the comments of the Staff. For convenience of reference, the Staff comment is reprinted in bold and is followed by the corresponding response of the Company.
When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.

Note 1: Summary of Significant Accounting Principles, page 69

Principles of Consolidation, page 69

1.
We note your response to our comment two. You state that you do not believe that the Venezuelan government has enacted other sponsored regulations that effect your ability to control your Venezuelan operations. Further, you state that to the extent you have needed resources, you have been able to obtain them without monetary or operational restrictions. However, this appears contradictory to the disclosures made in your filing, which we referenced in our prior comment two. Specifically, you disclosed the following in your filing:

•	Management’s inability to allocate, generate, or redeploy resources in-country or globally with respect to your Venezuela operations;

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September 7, 2017

•	Continued inability to repatriate cash to redeploy to other operations or dividend to shareholders;

•	Highly inflationary environment;

•	Fixed exchange rate policy;

•	Continued currency devaluations; and

•	Difficulty raising prices and controlling costs.
Please specifically address each of the disclosures we cited in our prior comment.

Response:

We acknowledge the Staff’s comment. The items mentioned above from Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation in our Form 10-K filing describe reasons why management has considered the results of Venezuela as items of Income and Expense Not Allocated to Segments as mentioned on page 28.

We have evaluated our Venezuela business and determined that we retain control and therefore, it is appropriate to consolidate. However, our evaluation of those factors also leads us to conclude that it is not appropriate to include Venezuela results in our segment results.

We, respectfully, provide in the following paragraphs further discussion and support relating to our considerations of and decision to consolidate our Venezuelan subsidiary.

•	Management’s inability to allocate, generate, or redeploy resources in-country or globally with respect to your Venezuela operations;

ASC 810-10-15-10(a)(1)(iii) states that a majority-owned subsidiary will not be consolidated if control does not rest with the majority owner if “The subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary.” Significant judgment is involved in determining whether foreign exchange restrictions, controls, and other governmentally imposed restrictions are severe enough to result in a lack of control, such that deconsolidation is appropriate.

While there are some limitations in redeploying resources in-country based on the government’s limitation on terminating employees, the Company has been successful in operating its Venezuela operations with its current employee compliment and management has not had to make significant personnel decisions in-country. If needed, the Company believes it can obtain sufficient personnel resources to operate its business.

Management cannot redeploy Venezuela resources globally, which makes the operations largely independent from the rest of the global operations, but has not limited our operations in Venezuela. Furthermore, and due to the deteriorating conditions in Venezuela, our management has chosen not to allocate material financial and personnel resources to our

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September 7, 2017

Venezuela business. This decision requires our Venezuela business to be self-sustaining as further discussed in the next paragraph.

Our Venezuela business is profitable and self-sustaining. The business incurs costs in local currency in performing its contractual requirements and the local customers pay in local currency for services provided. Historically and during 2016, we successfully negotiated price increases with certain customers to address rising costs in light of inflation. While this business activity generated resources, those resources were deployed and consumed in-country. When certain items are needed to run the operation (airplane parts or other maintenance of equipment) the resources generated from the Venezuela business have been deployed to address those requirements.

We continue to believe that the factors disclosed as reasons why management considered the results of Venezuela as items of Income and Expense Not Allocated to Segments, although relevant to our Venezuela operations, have not negatively manifested themselves to create uncertainties so severe that they cast significant doubt on our ability to control our Venezuela subsidiary.

•	Continued inability to repatriate cash to redeploy to other operations or dividend to shareholders;

ASC 830-20-30-2 states, “If exchangeability between two currencies is temporarily lacking at the transaction date or the balance sheet date, the first subsequent rate at which exchanges could be made shall be used for purposes of this Subtopic. If the lack of exchangeability is other than temporary, the propriety of consolidating, combining, or accounting for the foreign operation by the equity method in the financial statements of the reporting entity shall be carefully considered.”

We acknowledge and have disclosed in Note 1 of our Form 10-K filings that our Venezuelan subsidiary has been unable to remit dividends due to currency controls maintained by the Venezuelan government. Taking this fact into careful consideration, the business model of Venezuela is such that its expenses, and the revenues that its services generate, are in the local Venezuelan currency of bolivars. In addition, we have occasionally been able to exchange bolivars for U.S. dollars locally to be used within Venezuela and our Venezuela operations have only required occasional immaterial monetary resources from outside the Venezuela business. While the inability to obtain dividends or U.S. dollars to redeploy to other parts of the global business contributes to management’s decision to exclude Venezuela from our segments, given the increases in the volume of currency in the Venezuelan market, and the fact that customers in Venezuela continue to engage Brink’s and pay for secure logistics services to transport local currency, we consider Brink’s Venezuela’s business activities to be ongoing and sustainable within the Venezuelan market. As such, we continue to successfully operate and maintain control the business for purposes of including Venezuela in our consolidated results.

•	Highly inflationary environment;

•	Fixed exchange rate policy;

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•	Continued currency devaluations;

We, respectfully, provide a combined response to these three items of our disclosure.

Our Venezuela business has operated in a highly inflationary environment historically and also during 2016 and the fixed exchange rate policy in Venezuela causes inflation rates to far outpace the change in currency rates. As a consequence, results from our Venezuela operations, as remeasured in U.S. dollars, are often volatile and can make comparisons with prior periods difficult. Similarly, the continued currency devaluations cause the results of our Venezuela operations to be volatile and difficult to compare meaningfully with prior periods.

While the currency situation has impacted comparability between periods, our Venezuela business is profitable and self-sustaining, as discussed above. The business incurs costs in local currency in performing its contractual requirements and the local customers pay in local currency for services performed. In the past and also during 2016, we have successfully negotiated price increases with customers to address the rising costs of operating a business in an environment with high inflation. Our Venezuela business is self-sustaining and we have negotiated price increases to address the high inflation, although given the constant increases of inflation, the timeliness of those price increases has been challenging. The highly inflationary environment, fixed exchange rate policy and continued currency devaluations in Venezuela have not severely impacted our ability to control our Venezuela operations.

•	Difficulty raising prices and controlling costs.

We have had difficulty in keeping up with inflation of costs in a timely manner; determining inflation, and applying inflationary cost increases retroactively. Nevertheless, we have been successful in obtaining contract price increases to help offset the cost increases caused by historically high inflation in Venezuela.

Taking all of the analysis above into consideration, we continue to believe that consolidation of our Venezuela operations is appropriate at this time. Our Venezuelan business is profitable and we do not require significant resources from outside the country to sustain our profitability. We intend to continue to provide management oversight and to monitor the sustainability of our Venezuela business.

We will continue to disclose in Note 1 – Summary of Significant Accounting Policies, information related to our Venezuela business and selected account balances. We will continue to evaluate the Venezuela business and the macroenvironment to carefully consider our consolidation of results from our Venezuela business. In addition, in Note 1 – Summary of Accounting Policies, Principles of Consolidation, we will make specific reference to the Venezuela section of Note 1 and, in the Venezuela section of the Note, we will add language in prospective filings (if applicable at that time), as follows:

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We continue to confirm that we control of our Venezuela business for purposes of consolidation of financial statements. Specifically, while the Venezuela government has imposed restrictions that prevent the repatriation of funds, management continues to provide guidance and strategic oversight, including budgeting and forecasting. In addition, in this highly inflationary economy, the Venezuela business has negotiated price increases with certain customers to help offset cost inflation. We will continue to carefully monitor the situation in Venezuela and the impact that the economic and political environment in that country has on our ability to control our Venezuela operations.

***************

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9533 or our Senior Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.
Sincerely,
/s/ Ronald J. Domanico

Ronald J. Domanico
Executive Vice President
and Chief Financial Officer
cc:     McAlister C. Marshall, II, Esq.